EX 99.28(d)(5)(ii)

Amendment

to the Investment Sub-Advisory Agreement Among

Jackson National Asset Management, LLC,

BlackRock (Singapore) Limited, and

Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), BlackRock (Singapore) Limited, a corporation existing under the laws of Singapore and registered investment adviser (“Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio (the “Fund”) of the Trust, as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Adviser and Sub-Adviser have agreed to reduce the sub-advisory fees for the Fund, effective September 19, 2016 (the “Effective Date”), and, in connection with the reduction, to amend Schedule B.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 19, 2016, attached hereto.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.
Each of the parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

In Witness Whereof, the Adviser, the Sub-Adviser, and the Trust have caused this Amendment to be executed as of this 22 day of September, 2016, effective September 19, 2016.

Jackson National Asset Management, LLC		BlackRock (Singapore) Limited

By:	/s/ Mark D. Nerud	By:	/s/ James Mullery
Name:	Mark D. Nerud	Name:	James Mullery
Title:	President and CEO	Title:	Managing Director

Jackson Variable Series Trust

By:	/s/Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary

Schedule B
Dated September 19, 2016
(Compensation)

JNL/BlackRock Global Long Short Credit Fund[1]
Average Daily Net Assets	Annual Rate

$0 to $500 Million	0.55%
Over $500 Million	0.50%

1 The JNL/BlackRock Global Long Short Credit Fund (the “Fund”) is co-sub-advised by BlackRock Financial Management, Inc., BlackRock International Limited, and BlackRock (Singapore) Limited (the “Co-Sub-Advisers”).  The sub-advisory fee listed in Schedule B is the total amount paid by the Adviser to the Co-Sub-Advisers.  The Adviser will pay the monthly fee due to the Co-Sub-Advisers pursuant to this Agreement to BlackRock Financial Management, Inc.  The Adviser’s monthly obligation pursuant to the Agreement will be deemed satisfied upon payment of the full amount of such obligation to BlackRock Financial Management, Inc., and the Adviser will not be responsible for further payments for such monthly fee.